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                              May 26, 2020

       Bryan Rowland
       General Counsel
       Vertex, Inc.
       2301 Renaissance Blvd.
       King of Prussia, PA 19406

                                                        Re: Vertex, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 13,
2020
                                                            File No. 377-03104

       Dear Mr. Rowland:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 24, 2020.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Summary Consolidated Financial and Operating Information
       Non-GAAP Financial Data (unaudited), page 12

   1. We note your response to comment 1 and the related revised disclosure. However, we cannot locate the
relevant revised disclosures on pages 12 and 13 that present the comparable GAAP
measures for Adjusted EBITDA margin and free cash flow margin as you described. Please
advise or revise. In addition, on page 54, please also revise to include all three major
categories of the statements of cash flows with your presentation of free cash flow.
 Bryan Rowland
FirstName LastNameBryan Rowland
Vertex, Inc.
Comapany NameVertex, Inc.
May 26, 2020
Page 2
May 26, 2020 Page 2
FirstName LastName
2. We note your response to comment 2 and the related revised disclosures. Please address the following:
           You indicate on page 13 that free cash flow and free cash flow margin are important measures of liquidity because you believe that they provide useful information in understanding and evaluating our operating results on a period-over-period basis without accounting for the impact of certain expenses that do not directly correlate to your operating performance and that can vary significantly from period-to-period.
              Please note that understanding and evaluating your operating results on a period-
              over-period basis is not a valid reason to explain why free cash flow and free cash flow margin are liquidity measures. Please explain and revise your disclosure accordingly.
           It does not appear that the revised disclosure of the explanation of the usefulness of free cash flow and free cash flow margin on page 54 matches the explanation of the usefulness presented on page 13, as indicated in your response. Consider revising the explanation on page 13 to correspond to the disclosure on page
54.
Use of Proceeds, page 40

3. You disclose on page F-20 that you will be using the new $175 million term loan for a distribution to your shareholders after repaying $61.7 million outstanding under the prior credit agreement. You disclose on pages 7 and 40 that you will be using a portion of the net proceeds from the offering to repay all outstanding indebtedness under your new credit agreement and to pay related fees and expenses. Please revise the discussion of your use of proceeds to disclose that the majority of the new credit agreement was used to pay a distribution to your shareholders, quantifying the amount of the distribution paid to your officers, directors and affiliates. If appropriate, provide Regulation S-K Item 404 disclosure of this distribution under Certain Relationships and Related Party Transactions.
Capitalization, page 42

4. In the disclosure following the table, you indicate that the information presented above includes certain assumptions. As previously requested in prior comment 3, please clarify which information in the table gives effect to those assumptions. Specifically, revise to indicate if the actual, as adjusted, or pro forma as adjusted information assumes the termination of your status as an S Corporation.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 68

5. We note your revised disclosure in response to prior comment 8 indicating that the effect of the difference between the fair value-based measure of the SARs and the intrinsic value of the SARs could be material. Please explain to us why the fair value-based measure of the SARs is not determinable at this time for purposes of estimating the effect of the
 Bryan Rowland
Vertex, Inc.
May 26, 2020
Page 3
      change in accounting policy. Specify the inputs to the fair value measurement that are indeterminable. In this regard, it would appear that a reasonable estimate of the fair value of the SARs could be made as of the most recent reporting date considering the fair value of your non-voting common stock is required in assessing the intrinsic value of your
      SARs for purposes of the recognition of stock-based compensation. Consider providing an estimate of the impact of the change in accounting policy as if the change had occurred as of the most recent reporting date.
Consolidated Balance Sheets, page F-3

6. We note from your disclosure on page F-29 that net proceeds from the New Term Loan will be used, in part, for a distribution to the shareholders required to be made no later than 90 days after the closing of the New Credit Agreement. In addition, we note that a payment of a dividend to your existing stockholders prior to the closing of this offering will be reflected in your capitalization on an as adjusted basis and in pro forma net tangible book value for purposes of computing dilution. Please revise to present a pro forma balance sheet reflecting the accruals for these planned distributions to owners, but without giving effect to any offering proceeds, alongside your historical balance sheet.
      Refer to SAB Topic 1.B.3.
Notes to Consolidated Financial Statements
Unaudited Pro Forma Earnings Per Share, page F-19

7. We note your response to comment 14. Your disclosure still states that pro forma basic and diluted income per share will give effect to the number of shares of common stock to be issued in the initial public offering described in the registration statement. Please revise such disclosure accordingly.
       You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Melissa Walsh,
Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202)
551-6711 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameBryan Rowland
                                                            Division of
Corporation Finance
Comapany NameVertex, Inc.
                                                            Office of
Technology
May 26, 2020 Page 3
cc:       Joel Trotter
FirstName LastName